Filed by Leading Partners Limited pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Healthcare AI Acquisition Corp.

Commission File No.: 001-41145

Leading Partners, Ltd.

LEADING
Insurance channel specialist

Your Premium Partner

High growth, B2B China Insurance Services

2025 Investor Presentation

DISCLAIMER

THIS PRESENTATION (THE "PRESENTATION") AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. ANY OFFER TO SELL SECURITIES WILL BE MADE ONLY PURSUANT TO A DEFINITIVE SUBSCRIPTION AGREEMENT AND WILL BE MADE IN RELIANCE ON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), FOR OFFERS AND SALES OF SECURITIES THAT DO NOT INVOLVE A PUBLIC OFFERING.

About this Presentation

This Presentation is being delivered to you by Leading Partners Limited ("PubCo," "Leading Partners" or the "Combined Company") and Healthcare AI Acquisition Corp. ("SPAC" or "HAIA"), in connection with its potential business combination (the "Business Combination") involving SPAC, Leading Partners and Leading Group Limited ("Leading Group," together with all entities incorporated thereunder, including Leading Partners, its wholly-owned PRC subsidiary ("WFOE"), the WFOE's subsidiaries, the WFOE's contractual arrangements, commonly known as the VIE structure, with a variable interest entity (the "VIE") and the VIE's subsidiaries based in China, "Leading"). This Presentation is for information purposes only and is being offered to you only in your capacity as a potential investor in considering an investment in the Combined Company. This Presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose.

This Presentation includes the slides that follow, the oral presentation of the slides by members of Leading or SPAC or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that oral presentation. By accepting this Presentation, participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) acknowledged and agreed to the following conditions, limitations and notifications and made the following undertakings, and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation.

This Presentation does not constitute (i) an offer or invitation for the sale or purchase of the securities, assets or business described herein or a commitment of Leading or SPAC with respect to any of the foregoing, or (ii) a solicitation of proxy, consent or authorization with respect to any securities or in respect of the Business Combination, and this Presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. Leading and SPAC expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussion with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding a transaction involving Leading Partners, Leading Group and SPAC. Any offer to the securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, for offers and sales of securities that do not involve a public offering.

Furthermore, all or a portion of the information contained in this Presentation may constitute material non-public information of Leading, SPAC and their respective affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this |Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Further, by accessing this Presentation, you represent and agree that you are either (a) an institutional accredited investor (as defined in Rule 501 of Regulation D under the Securities Act, (b) a qualified institutional buyer (as defined in Rule 144 under the Securities Act) or (c) a non-US person (as defined under Regulation S under the Securities Act) located outside the U.S. (within the meaning of Regulation S under the Securities Act), and are a sophisticated investor who possesses sufficient investment expertise to understand the risk involved in the offering and to whom it is lawful to communicate this Presentation.

This Presentation is not directed to any person in any jurisdiction where (by reason of that person's nationality, residence or otherwise) the publication or availability of this Presentation is prohibited.

Except where otherwise indicated, this Presentation speaks as of the date hereof. The information contained in this Presentation replaces and supersedes, in its entirety, information of all prior versions of similar Presentations. This Presentation does not purport to contain all information that may be required for or relevant to an evaluation of the Business Combination. Further, this Presentation should not be construed as legal, tax, investment or other advice, and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You will be responsible for conducting any investigations and analysis that is deemed appropriate and should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis with respect to the Business Combination, any investment in the Combined Company and the transactions contemplated in this Presentation.

Leading and SPAC reserve the right to amend or replace this Presentation at any time but none of Leading, SPAC, their respective subsidiaries, affiliates, legal advisors, financial advisors or agents shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Business Combination should circumstances, management's estimates or opinions change or any information provided in this Presentation become inaccurate.

Confidential information

The information contained in this Presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with Leading and SPAC in connection with the Business Combination. This Presentation shall remain the property of Leading and SPAC and each of Leading and SPAC reserves the right to require the return of this Presentation (together with any copies or extracts thereof) at any time. Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of Leading and SPAC. You agree that you will not copy, reproduce or distribute this Presentation, in whole or in part, to other persons or entities at any time without the prior written consent of Leading and SPAC. Any unauthorized distribution or reproduction of any part of this Presentation may result in a violation of the Securities Act.

No Representations and Warranties

This Presentation does not purport to contain all of the information that may be required to evaluate a possible voting or investment decision with respect to the SPAC, Leading Partners, Leading Group or the potential Business Combination. The recipient (the "Recipient") of this Presentation agrees and acknowledges that this Presentation is not intended to form the basis of any voting or investment decision by the Recipient and does not constitute investment, tax or legal advice No representation or warranty, express or implied, is or will be given by the SPAC, Leading Partners, Leading Group or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the Business Combination. Accordingly, none of the SPAC, Leading Partners, Leading Group or any of their respective affiliates, directors, officers, employees, or advisers or any other person shall be responsible or liable whatsoever for any direct, indirect, or consequential loss or damages suffered by any person as a result of relying on any statement in, or omission from, this Presentation and any such liability is expressly disclaimed. The Recipient also acknowledges and agrees that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material, the SPAC, Leading Partners and Leading Group assume no obligation to update the information contained in this Presentation. No securities commission or securities regulatory authority or other regulatory body or authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, any of the information contained in this Presentation.

Forward-Looking Statements

Certain statements included in this Presentation are forward-looking statements. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Leading, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" or other similar expressions. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Leading and SPAC as of the date of this Presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to Leading or SPAC. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of this Presentation and the "Risk Factors" section of the proxy statement/prospectus on Form F-4 relating to the Business Combination which has been filed with the U.S. Securities and Exchange Commission ("SEC"), subject to amendments from time to time, and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. Leading and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Moreover, Leading operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. it is not possible to predict all risks, nor assess the impact of all factors on Leading's business or the extent to which any factor, or combination of factors, may cause Leading's actual results, performance or financial condition to be materially different from the expected future results, performance of financial condition. In addition, the analyses of Leading and SPAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Leading, SPAC or any other entity. There may be additional risks that none of Leading or SPAC presently knows or that Leading and SPAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements should not be relied upon as representing Leading's or SPAC's assessment as of any date subsequent to the date of this Presentation. More generally, Leading and SPAC caution you against relying on these forward-looking statements, and Leading and SPAC qualify all of the forward-looking statements by these cautionary statements.

Industry and Market Data

This Presentation also contains information, estimates and other statistical data derived from third party sources including Frost & Sullivan. Such information involves a number of assumptions and limitations, and due to the nature of the techniques and methodologies used in market research, Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Leading and SPAC may have supplemented such information where necessary, taking into account publicly available information about other industry participants.

Presentation of Financial Data

The financial information and data contained in this Presentation has not been audited in accordance with the standards of the Public Company Oversight Board ("PCAOB") nor prepared in accordance with Regulation S-X promulgated under the Securities Act ("Regulation S-X"). Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or other report or document filed or to be filed or furnished by Leading Partners or SPAC with the SEC. Neither Leading nor SPAC can assure you that, had the financial information and data included in this Presentation been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, which differences could be material.

This Presentation includes certain financial information of Leading that has not been audited or reviewed by the its independent auditor. In addition, certain projections or forecasts for Leading included in this Presentation are based on such unaudited and unreviewed financial information. Any variation between actual results and the projected financial information included herein may be material. Upon completion of the review or audit by Leading's auditor of the financial information included in this Presentation, it is possible that changes to the financial information and/or projections or forecasts included in this Presentation may be necessary. Therefore, undue reliance should not be placed on such financial information, projections or forecasts.

Use of Projections

This Presentation may contain financial forecasts for Leading with respect to certain of its financial results for prospective years for illustrative purposes. None of Leading's or SPAC's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and accordingly, they did not express any opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. While such information and projections are necessarily speculative, Leading and SPAC believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Leading or that actual results will not differ materially from those presented in the prospective financial information. The inclusion of prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All subsequent written and oral forward-looking statements concerning Leading or SPAC, the Business Combination or other matters and attributable to Leading or SPAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Trademarks

This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names, and copyright referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate in any way, that Leading, SPAC or the third-parties will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owners or licensors to these trademarks, service marks, trade names and copyrights.

None of Leading, SPAC or any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, makes any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Business Combination, the legal, regulatory, tax, financial, accounting or other effects of the Business Combination or the timeliness, accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Business Combination, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein.

RISK FACTORS

The list below of risk factors has been prepared as part of this Presentation and the potential Business Combination. The risks presented below are certain of the general risks related to the business of Leading and the Business Combination and such list is not exhaustive. If the parties cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, its business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only risks. Additional risks that Leading or the SPAC currently do not know about or that they currently believe to be immaterial may also impair Leading's business, financial condition or results of operations. You should review this Presentation and perform your own due diligence prior to making an investment in the Combined Company.

We caution you that the below list does not contain all of the risks or uncertainties that could affect the proposed Business Combination.

Risks Related to Leading's Industry

1. Leading primarily operates in the insurance brokerage service industry in Mainland China, which is emerging, rapidly evolving, and competitive. As a result, predicting Leading's prospects is challenging and Leading's historical operating and financial results may not necessarily predict its future performance.
2. Leading's business is subject to complex and evolving laws and regulations, many of which are subject to change, which could result in adjustments in Leading's business practices, reduced revenue and increased compliance costs or otherwise harm its business. Any failure to comply with laws or regulations may subject Leading to fines, injunctions and other penalties that could harm its business.
3. Failure to obtain or maintain permits necessary for Leading's operations may subject it to regulatory penalties or require it to adjust its business model.
4. The regulation on the requirement of a company to make a filing on internet information service in Mainland China is subject to interpretation, and Leading's operation of digital insurance brokerage services could be harmed if it is deemed to have violated applicable laws and regulations.
5. The efforts of Leading to expand into new insurance market segments, services and products categories and diversify its revenue source may not be successful.
6. Leading faces intense competition and it may not be able to compete effectively.
7. If Leading cannot maintain and enhance its relationships with insurance companies for its insurance brokerage services and insurance marketing services, its business, results of operations and financial condition could be materially adversely affected.
8. Leading is dependent on its channel partners to reach end customers. Failure to acquire new channel partners or retain existing channel partners in a cost-effective manner, its business, financial condition and results of operations may be materially and adversely affected.
9. Any negative publicity about its industry, its ecosystem participants or its other business partners may materially adversely affect Leading's business and results of operations.

Risks Related to Leading's Business

1. Leading has historically incurred net losses and negative operating cash flows, and may not achieve or maintain profitability in the future.
2. If Leading fails to enhance and expand its services and products in a manner that responds to its ecosystem participants' evolving needs, its business may be adversely affected.
3. If Leading is unable to maintain and expand its local network, it may not be able to grow its business.
4. Leading may not successfully attract prospective end customers.
5. Leading is dependent on key insurance companies on the supply of insurance products to the end customers, the loss of which could adversely affect its business, financial condition and results of operations.
6. Forecasts and projections of Leading's operating and financial results rely in large part upon assumptions and analyses developed by its management. If these assumptions or analyses prove to be incorrect, Leading's actual operating results may be materially different from those forecasted or projected.
7. Leading expects to require additional working capital to finance its future operations as it expands its business.
8. If Leading does not effectively manage its growth, control its expenses or implement its business strategies, it may be unable to maintain high-quality services or compete effectively.
9. If Leading fails to build and maintain its brand, it may not be able to attract enough ecosystem participants to grow its business.
10. Leading may acquire other companies or technologies that are complementary to its business, which could divert its management's attention, dilute its shareholders, disrupt its operations and harm its results of operations.
11. Improper access to, use or disclosure of data could harm Leading's reputation and adversely affect its business.
12. A severe or prolonged downturn in general economy may harm Leading's business and results of operations.
13. Leading has limited ability to protect and defend its intellectual property rights, and unauthorized parties may infringe upon or misappropriate its intellectual property, which could harm its business and competitive position.
14. Infringement or misappropriation claims by third parties could subject Leading to significant liabilities and other costs.
15. Any significant disruption in Leading's technology systems, including events beyond its control, could prevent it from offering its services and products or reduce its attractiveness and result in a loss of Leading's ecosystem participants.
16. Leading's operations depend on the performance of the internet infrastructure and fixed telecommunications networks in Mainland China.
17. Misconduct or other improper activities by Leading's employees, ecosystem participants and other third parties could harm its business and reputation.
18. Leading's business depends on the continued efforts of its senior management. If one or more members of its senior management were unable or unwilling to serve in their present positions, Leading's business may be severely disrupted.
19. Intense competition for employees and increases in labor costs in Mainland China may adversely affect Leading's business and results of operations.
20. Leading's business is subject to fluctuations, which makes its results of operations difficult to predict and may cause its quarterly results of operations to fall short of expectations.
21. Leading's leased property interests may be defective and its rights to the leased properties affected by such defects may be challenged, which could significantly disrupt its operations.
22. If Leading fails to maintain an effective system of internal control over financial reporting, its ability to produce accurate financial statements timely or comply with applicable regulations could be impaired.
23. Leading's risk management systems may not assess or mitigate all risks to which it is exposed.
24. Leading may be subject to legal proceedings in the ordinary course of its business. Litigation could distract management, increase its expenses or subject it to material money damages and other remedies.
25. Leading may not have sufficient insurance coverage.
26. Leading faces risks related to natural disasters, health epidemics, including the COVID-19 outbreak, natural disasters and other events that could significantly disrupt its operations.
27. Any failure by Leading or third parties with which it collaborates to comply with anti-money laundering laws and regulations could damage its reputation, expose it to significant penalties, and decrease its revenues and profitability.

RISK FACTORS (continued)

Risks Related to Doing Business in China

1. The Mainland China government has significant authority to exert influence on the Mainland China operations of an offshore holding company, such as Leading Partners following the Business Combination , and may intervene or influence such operations at any time. Changes in Mainland China's economic, political or social conditions or government policies could have a material adverse effect on Leading's business, results of operations, financial condition, and the value of Leading Partners' securities. The Mainland China government may also decide to exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder Leading's ability to offer or continue to offer securities to investors and cause the value of Leading Partners' securities to significantly decline or be worthless.

2. Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder Leading's ability in capital raising activities and materially and adversely affect its business and the value of your investment.

3. There are uncertainties with respect to the interpretation and enforcement of the laws, rules and regulations of Mainland China, as they continue to evolve rapidly and may change quickly with little advance notice. Any failure to comply with the Mainland China laws and regulations and their changes could materially adversely affect Leading's business, results of operations, financial condition and the value of Leading Partners' securities.

4. The filing with the CSRC is required in connection with the Business Combination, and Leading cannot predict whether it will be able to obtain such approval or complete such filing.

5. Leading may be liable for improper use or appropriation of personal information provided by its end customers.

6. Mainland China regulations relating to investments in offshore companies by Mainland China residents may subject beneficial owners who are Mainland China resident or the PRC Subsidiaries to liability or penalties, limit Leading's ability to inject capital into the PRC Subsidiaries or limit the PRC Subsidiaries' ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Leading.

7. Leading may be treated as a resident enterprise for Mainland China tax purposes under the PRC Enterprise Income Tax Law and may therefore be subject to Mainland China income tax.

8. Leading may rely principally on dividends and other distributions on equity paid by WFOE to fund its cash and financing requirements, and any limitation on the ability of WFOE to pay dividends to Leading could adversely affect Leading's ability to conduct its business.

9. Dividends payable to foreign investors and gains on the sale of Ordinary Shares by foreign investors may become subject to Mainland China tax law.

10. Leading Group Shareholders face uncertainties with respect to indirect transfers of equity interests in Mainland China resident enterprises by their non- Mainland China holding companies.

11. Regulations of loans to and direct investment in Mainland China entities by offshore holding companies and governmental regulations over currency conversion may delay or prevent Leading following the consummation of the Business Combination, from using proceeds from offshore fund-raising activities, to make loans or additional capital contributions to the PRC Subsidiaries and/or the VIE and its subsidiaries, which could materially adversely affect Leading's liquidity and Leading's ability to fund and expand its business.

12. Governmental regulation of currency conversion may limit the ability of Leading to utilize its net revenues effectively and its ability to transfer cash among the group, across borders, and to investors and affect the value of your investment.

13. Fluctuations in the value of the Renminbi may materially adversely affect your investment.

14. Leading Partners' securities may be delisted or prohibited from being traded on Nasdaq under the Holding Foreign Companies Accountable Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the PCAOB were unable to fully inspect Leading's auditor.

15. The enforcement of the PRC Labor Contract Law and other labor-related regulations in Mainland China may adversely affect Leading's business and results of operations. Failure to make adequate contributions to employee benefit plans as required by regulations of Mainland China may subject Leading to penalties.

16. There are uncertainties as to the procedures and requisite timing under Mainland China laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in Mainland China.

17. If the custodians or authorized users of Leading's controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, Leading's business may be materially adversely affected.

Risks Related to Leading's Corporate Structure

1. If the Chinese government determines that the contractual arrangements in relation to the VIE structure do not comply with the applicable laws, regulations, or rules of Mainland China, or if these laws, regulations, or rules or the way they are interpreted change, Leading could be subject to severe penalties or be forced to relinquish their interests in those operations, and the Class A Ordinary Shares may decline in value or become worthless.

2. Contractual arrangements with the VIE may result in adverse tax consequences to Leading.

3. Leading relies on contractual arrangements with the VIE and the VIE's shareholder to operate their business, which may not be as effective as direct ownership in providing operational control.

4. Any failure by the VIE or its shareholder to perform their obligations under their contractual arrangements with WFOE would materially adversely affect Leading's business, financial condition and results of operations.

5. The VIE's shareholder may have potential conflicts of interest with Leading, which may materially adversely affect Leading's business and financial condition.

6. Any changes with respect to the implementation of the Foreign Investment Law may adversely impact Leading's corporate structure and operations.

7. The bankruptcy or liquidation of the VIE and its subsidiaries could materially adversely affect Leading's business, its ability to generate revenue and, following the consummation of the Business Combination, the market price of the Class A Ordinary Shares.

Risks Related to HAIA and the Business Combination

1. We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

2. If we seek Shareholder approval of our Business Combination, our Insiders and management team have agreed to vote in favor of such Business Combination, regardless of how our HAIA Public Shareholders vote.

3. We are not required to obtain an opinion from an independent investment banking firm or from a valuation or appraisal firm, nor did we, and members of the board of directors and the management of Leading may have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a shareholder. You will have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view, but you will have the opportunity to redeem your public shares in connection with the Business Combination.

4. Our independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about our ability continue as a "going concern."

5. There is no guarantee that a shareholder's decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

6. If third parties bring claims against HAIA, the proceeds held in trust could be reduced and the per-share redemption price received by shareholders may be less than $10.

7. Since the Insiders, including our Sponsor and HAIA's officers and directors have interests that are different, or in addition to (and which may conflict with), the interests of the HAIA shareholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as HAIA's initial business combination. Such interests of the Insiders, including the Sponsor will lose its entire investment in HAIA if a business combination is not completed. Accordingly, HAIA's Insiders, including our Sponsor, and officers and directors may be incentivized to complete the Business Combination, even on terms less favorable to the HAIA shareholders than liquidating HAIA.

8. There are risks to the HAIA shareholders who are not affiliates of the Sponsor of becoming shareholders of PubCo through the Business Combination rather than acquiring securities of the Company directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

9. If the Business Combination's benefits do not meet the expectations of financial or industry analysts, the market price of Combined Company's securities may decline.

RISK FACTORS (continued)

Risks Related to HAIA and the Business Combination (continued)

10. We do not have a specified maximum redemption threshold in the Current Charter. The absence of such a redemption threshold may make it impossible for us to consummate the Business Combination, in connection with which a substantial majority of our public shareholders may redeem their Public Shares, and may subject HAIA to the "penny stock" rules.
11. There can be no assurance that PubCo will be able to be approved for listing on Nasdaq, thereafter comply with the continued listing standards of Nasdaq.
12. The exercise of the HAIA Board's discretion in agreeing to changes or waivers in the terms of the Merger Agreement and related agreements, including closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in the HAIA shareholders' best interest.
13. While HAIA and the Leading Group's work to complete the Business Combination, the Leading Group's management's focus and resources may be diverted from operational matters and other strategic opportunities.
14. We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a Business Combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders' investment in us.
15. Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our Business Combination, and results of operations.
16. Certain agreements related to our IPO may be amended without Shareholder approval.
17. Financial projections with respect to Leading may not prove to be reflective of actual financial results.
18. The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what the Combined Company's actual financial position or results of operations would have been.
19. HAIA will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.
20. HAIA cannot be certain as to the number of HAIA Public Shares that will be redeemed and the potential impact to HAIA shareholders who do not elect to redeem their HAIA Public Shares.
21. We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
22. You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your HAIA Public Shares, or HAIA Public Warrants, potentially at a loss.
23. The HAIA Board may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the HAIA Public Shareholders.
24. The ability of PubCo's management to operate the business successfully following the Closing will be largely dependent upon the efforts of certain key personnel of Leading. The loss of such key personnel could negatively impact the operations and financial results of the combined business.
25. We may not hold an annual meeting of Shareholders until after the consummation of our Business Combination, which could delay the opportunity for our Shareholders to appoint directors.
26. The grant of registration rights to our insiders may make it more difficult to complete our Business Combination, and the future exercise of such rights may adversely affect the market price of our ordinary shares.
27. Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.
28. The PubCo Class A Ordinary Shares to be received by HAIA shareholders as a result of the Business Combination will have different rights from HAIA Ordinary Shares.
29. In order to effectuate a Business Combination, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and other governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our Business Combination that our shareholders may not support.
30. We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our Business Combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.
31. If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our Business Combination.
32. Subsequent to our completion of our Business Combination, we may be required to take write- downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
33. The securities in which we invest the proceeds held in the Trust Account could bear a negative rate of interest, which could reduce the interest income available for payment of taxes or reduce the value of the assets held in trust such that the per-share redemption amount received by Shareholders may be less than $10.00 per share.
34. We are contemplating a Business Combination with a company located outside of the United States, therefore the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.
35. When we effect our Business Combination with a company located outside of the United States, we would be subject to a variety of additional risks that may adversely affect us.
36. If a country in Asia enacts regulations in industry segments that forbid or restrict foreign investment, our ability to consummate our Business Combination could be severely impaired.
37. We will not complete the Business Combination with a U.S. target company and such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Risks Related to PubCo

1. If PubCo is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.
2. The PubCo Listing Articles provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, which could limit the ability of holders of PubCo Ordinary Shares or other securities to obtain a favorable judicial forum for disputes with PubCo, its directors and officers, and potentially others.

CONTENTS

Leading is a nationwide licensed, B2B digital insurance broker operating in the China Insurance services segment

60+ Insurance companies
300+ Insurance branches

75+ sales channels

Expert team with 10+ years insurance industry legacy

US$ 1048.8 million[1]
Gross Written Premiums
(July 2021 - December 2024)

60% Growth (FY2023 – FY2024)
36% CAGR (FY2022 – FY2024)
Brokerage revenue

AWARDS

2019
Top 50 Insurance Technology Companies in China award

2020
Top 25 growing Insuretech award Insurance Technology Companies in China

2021
Top 10 Enterprises in China's Brand Influence (Insurance Intermediary Industry)

2023
Golden Insurance Award, Annual Digital Insurance Brokerage Award at the 5th China Insurance Digitalization and AI Conference

2024
Golden Insurance Award, Annual Digital Insurance Brokerage Award at the 6th China Insurance Digitalization and AI Conference

1. USD/RMB exchange rates are quoted as 6.4554, 6.9532, 7.2248 for the years ended June 30, 2022,2023 and 2024 according to U.S. Federal Reserve statistics.

Key investment considerations

- Participation in the attractive China insurance services segment
  - Digital brokerage outperforms traditional brokerage – CAGR[1] 2019 – 2023: Digital 12.1% VS Traditional 4.4%
  - Driving digitization of the insurance market and service differentiation via proprietary technology
  - Insurance market exhibits countercyclical characteristics to broader Chinese economy
- B2B model for China market participation
  - Capital requirements to achieve scale whilst managing market facing risk of developing market.
- Established and growing partner and channel network
  - Existing network provides established credentials, reducing lead time for partner and channel expansion.
- Experienced executive team
  - 10+ industry veterans in critical roles, including operations, compliance, finance and marketing
- High barriers to entry
  - Highly regulated market
  - The difficulty of applying for an insurance brokerage license in China has increased in recent years. Only 1 additional licensed institution added between 2021 and 2024 (As of June 2024, 496 licensed insurance brokerage institutions in China)
  - Investment in proprietary technology and channel partner relationships is costly and time consuming

1. 2024 Industry report from Frost & Sullivan

Board

Insurance Industry, business and commercial experience



Mr. Rod McGeoch
Independent Chairman

Roderick Hamilton McGeoch, aged 79, will serve as an independent director and the chairman of the board of directors of Leading Partners upon the consummation of the Business Combination. Mr. McGeoch was previously the chairman of a well-known Australian law firm, Corrs Chambers Westgarth. Mr. McGeoch once served as the chief executive officer of Sydney Olympics 2000 Bid Limited which was formed to prepare Sydney's bid for the 2000 Olympic Games and later served on the Organizing Committee of the event. In addition, Mr. McGeoch served in many capacities in a variety of organizations including as director of Destination NSW from 2011 to 2024, chairman of Australasia Media Co and director of Venues NSW from 2020 to 2024. Mr. McGeoch currently serves as chairman of Chubb Australia Insurances, director of Corporacion America SA and chairman of Vantage Private Equity Growth Ltd. Mr. McGeoch received his bachelor degree in law from the University of Sydney.



Mr. Ross Benson
CEO/Executive Director

Ross Kenneth Benson, aged 60, has served as the director and chief executive officer of Leading Partners since March 2025. Mr. Benson has 39 years of experience in the insurance and financial services industry. This experience includes securities, deal structuring, business strategy, risk management and corporate governance. He has originated cross border transactions between China and Australia since 2007. Mr. Benson founded Investorlink Group Limited in 1986 and has served as the chairman of its board of directors since then. During his tenure, he established associated business units in wealth management, private equity, property investment syndication and structured financial products.

Board

Insurance Industry, business and commercial experience



Mr. Yingjin Zhang
President /Executive Director

Yingjin Zhang, aged 40, will serve as the director and president of Leading Partners upon the consummation of the Business Combination. Mr. Zhang has more than ten years of experience in mobile internet, banking, insurance and other related industries. He has extensive experience in large-scale team management, product design, project management, technology research and development, business operations, and sales management. Mr. Zhang has been working in the insurance industry since 2015. He has cooperated deeply with major insurance companies and has comprehensive business insights, market analysis and marketing strategy formulation capabilities, as well as the ability to lead and manage teams. Mr. Zhang has worked for 99 Loyalty Limited ("99 Loyalty") since 2013. Mr. Zhang received his bachelor degree in computer information management from Xi'an University of Technology.



Mr. Brian Thom
Independent Director

Brian David Thom, aged 59, will serve as an independent director of Leading Partners upon the consummation of the Business Combination. Mr. Thom has served as a principal with Waveny Partners, LLC since 2019 and the chief executive officer of United Health Products, Inc. (OTC: UEEC) since 2020. Previously, Mr. Thom was the head of Corporate Finance at SG Americas Securities, LLC, New York office, from 2014 to 2019, where Mr. Thom led the firm's cross border mergers and acquisitions advisory practice and supervised a team of New York-based mergers and acquisitions and equity capital markets professionals. From 2008 to 2014, Mr. Thom served as the managing director of Energy Investment Banking at FBR Capital Markets & Co. in New York. From 1998 to 2008, Mr. Thom served as the executive director of Global Mergers and Acquisition Group at J.P. Morgan Securities, Inc. in New York. Mr. Thom is a Wall Street veteran with strategic advisory and capital markets experience across a broad range of industries, as well as in-depth knowledge of financial analysis, cultural factors relevant to international business, tax concepts, securities issues and government regulations. Mr. Thom received his master degree in business administration from McMaster University and bachelor of science degree from Concordia University.



Ms.Yeeli Hua Zheng
Independent Director

Yeeli Hua Zheng, aged 54, will serve as an independent director of Leading Partners upon the consummation of the Business Combination. Ms. Zheng served as China Head of Nasdaq for ten years from 2009 to2019. Prior to joining Nasdaq, Ms. Zheng was an Executive Director of Asia Pacific of NYSE for five years from 2004 to 2009. During the 15 working years as an executive with both NYSE and Nasdaq, Ms. Zheng helped more than 300 Chinese firms going public and raising capital in the U.S. markets, and accumulated rich experience regarding this arena. In addition to strong skills and deep expertise on US IPO and post-IPO related subject matters, Ms. Zheng has developed great capacity and insight on business vision, strategic development and cooperate governance from her own experience as the China Head of Nasdaq as well as from working with many successful CEOs and board directors of entrepreneur firms during their IPO and post-IPO period. Before her career in Wall Street, Ms. Zheng was an advisor from mid-2003 to late 2004 on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. After leaving Nasdaq in 2019, Ms. Zheng co-founded Digital Talk, a Fintech start-up which engages in AI powered investment product development and fundamental +quant hybrid hedge fund management. Ms. Zheng received her master degree in public administration from Harvard University, Kennedy School of Government.

Senior management team

Insurance Industry, business and commercial experience



Mr. Jiahua Ren
CMO

Jiahua Ren, aged 42, will serve as the chief marketing officer of Leading Partners upon the consummation of the Business Combination. Mr. Ren has more than 20 years of management experience in financial and insurance-related fields. He is proficient in business operations and compliance management in the insurance industry. Mr. Ren is experienced with building organizational structures, operating systems and management models, and experienced with realizing the full-cycle closed-loop operation of "demand-product-sales". He is also experienced with integrating internal and external resources, promoting cross-department collaboration and leading the team to achieve work goals. Mr. Ren has served as CEO of Dingli since 2023. Before joining Leading, Mr. Ren served as Vice President at Shanghai Hanyin Information Technology Ltd. Mr. Ren received his bachelor degree in finance from Shanghai Jiao Tong University.



Mr. Huan Chen
CFO

Huan Chen, aged 50, has served as the chief financial officer of Leading Partners since March 2025. Mr. Chen has over 25 years of experience in accounting, finance, financial analysis and auditing. Prior to joining Leading, Mr. Chen held senior financial and accounting positions and directorships at a mobile internet products provider, an American accounting firm, and other companies. Mr. Chen received his master degree in finance from the University of Sydney. Mr. Chen is a member of the Chinese Institute of Certified Public Accountants (CICPA) and the Association of Chartered Certified Accountants (ACCA).



Mr. Peng Du
CTO

Peng Du, aged 48, will serve as the chief technology officer of Leading Partners upon the consummation of the Business Combination. Mr. Du is familiar with all current mainstream technologies, proficient in system architecture design and organizing the implementation of multi-department joint plans. He is experienced with leading a team to analyze and deal with various faults, accidents and technical difficulties, proficient in various safety system requirements and implementation work, and good at accepting and promoting new technologies and methods. Mr. Du has rich experience in mobile internet (the use of the internet on mobile devices) product and platform design, with the ability to implement from grassroots to large and medium-sized projects, as well as large team formation and management capabilities. Mr. Du has accumulated more than 20 years of experience in the field of mobile internet, and has rich experience in integrating business needs into product development in the fields of financial payment and mobile information services. Mr. Du received his bachelor degree in materials engineering from Harbin Institute of Technology.



Ms. Yanwen Li
COO

Yanwen Li, aged 45, will serve as the chief operation officer of Leading Partners upon the consummation of the Business Combination and will be mainly responsible for daily operation and management. Ms. Li has more than 16 years of professional experience in financial management. Ms. Li has a deep understanding of Leading's operating status and development trends, and is responsible for formulating strategic plans and operational strategies. Ms. Li has accumulated rich experiences in different industries from her previous work at a major Internet company, an automobile services group, and a number of other companies in China. Ms. Li received her master degree in accounting from Fudan University.

CONTENTS

China's rapidly growing insurance segment

China's insurance premiums market[1,2,5]

- US$706 billion in 2023, and is estimated to be over US$1 trillion in 2028
- Estimated CAGR of 7.9% from 2023 to 2028
- Property & Casualty accounts for 27% and includes,
  - Vehicle & transport insurance[3]
  - Liability insurance
  - Enterprise/ Family property insurance
  - Other property insurance
- Life & Health accounts for 73% and includes,
  - Life insurance
  - Health insurance
  - Accident insurance

Low insurance density (2023: China USD516 VS. Global USD882) and low insurance penetration (2023: China 4.07% VS. US 7.82% VS. Global 6.83%)[4]

Leading's target addressable market

- Based on 2023 data, current target addressable market size is US$ 325 billion: US$187bn P&C insurance + US$138bn Accident insurance and Health insurance
- Planned expansion from P&C insurance market to L&H insurance market

1. Prospective Industry Research Institute
2. Industry report from Frost & Sullivan
3. Vehicle & transport insurance accounts for 64% of China's P&C insurance market
4. 2024 China Insurance Development Report: Revealing the Ten Year Development Achievements of the Industry
5. RMB translated into USD. USD/RMB exchange rate is quoted as 7.2672 as June 30, 2024 according to U.S. Federal Reserve statistics.

CHINA'S INSURANCE PREMIUMS(US$:BILLION)[5]



700
600
500
400
300
200
100
0
2015-2023 CAGR:8.64%
334
426
503
523
587
623
618
646
706
67%
72%
73%
72%
73%
74%
74%
73%
73%
33%
28%
27%
28%
27%
26%
26%
27%
27%
2015
2016
2017
2018
2019
2020
2021
2022
2023
LIFE & HEALTH (L&H)
PROPERTY & CASUALTY (P&C)

Trends

China's insurance penetration is approximately 40% lower than developed economies (4.07% vs 6.83%

The insurance segment in China has demonstrated counter cyclical characteristics. Economic uncertainty has driven more attention to risk management and insurance products.

Insurance brokerage market participation outperforming broader segment growth

- The market share of insurance brokers participation in China's insurance sales keeps growing:
  - 2019: 12.1% vs 2023: 16.9%[1].
  - It is forecast to be 27.6% in 2028[1].
- 2019 - 2023 Insurance premiums achieved by insurance brokers increased by a CAGR of 13.8%.
- Increased difficulty in securing an insurance brokerage license in China. (Only 1 additional licensed institution added between 2021 and 2024. 496 licensed insurance brokerage institutions in China as of June 2024)[1]
- Leading believes the China insurance brokerage market is significantly fragmented.



CHINA'S INSURANCE BROKERAGE MARKET (USD: BILLION)2
300.0
250.0
200.0
150.0
100.0
50.0
0
28%
23%
18%
13%
8%
3%
2%
2019 71.0 12.1%
2020 77.7 12.5%
2021 88.5 14.3%
2022 99.1 15.3%
2023 119.1 16.9%
2024E 145.1 18.9%
2025E 177.4 21.0%
2026E 205.9 23.0%
2027E 243.0 25.2%
2028E 284.8 27.6%
INSURANCE PREMIUMS ACHIEVED BY INSURANCE BROKERS (RMB:BILLION)
THE PROPORTION OF PREMIUMS ACHIEVED BY INSURANCE BROKERS TO CHINA'S INSURANCE PREMIUM (%)

1. Industry report from Frost & Sullivan and Prospective Industry Research Institute
2. RMB translated into USD. USD/RMB exchange rate is quoted as 7.2672 as June 30, 2024 according to U.S. Federal Reserve statistics.

CHINESE INSURANCE MARKET ECOSYSTEM

Digital insurance brokers outperforming traditional brokers

- Digital insurance brokerage has a higher growth rate compared to traditional insurance brokerage.
- From 2019-2023, market average growth rate[1]
  Traditional insurance brokers: 4.40%
  Digital insurance brokers: 12.10%
- Leading's insurance brokerage revenue:
  60% Growth (FY2023 – FY2024)
  36% CAGR (FY2022 – FY2024)

DIGITAL INSURANCE BROKERAGE	TRADITIONAL INSURANCE BROKERAGE
• Provide services by digital platform • Technology enables simple processes and personalized advice • Lower management costs enable to offer lower prices • Easier to reach policyholders, higher efficiency	• Provide services by physical operations • More suitable for life insurance, therefore large proportion • Decreased revenue growth rate

CHINA'S INSURANCE BROKERAGE REVENUE (USD: BILLION) [1,3]

CAGR[2]	2019-2023	2023-2028E
TOTAL	6.50%	8.80%
TRAD. INSURANCE BROKERAGE	4.40%	5.90%
DIGITAL INSURANCE BROKERAGE	12.10%	14.30%



14.09
3.52
10.57
15.18
4.00
11.17
16.42
4.57
11.85
16.98
5.01
11.97
18.11
5.56
12.55
18.55
5.92
12.63
19.61
6.47
13.14
21.31
7.61
13.71
23.98
8.92
15.07
27.59
10.84
16.75
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E
TRAD. INSURANCE BROKERAGE
DIGITAL INSURANCE BROKERAGE

1. Industry report from Frost & Sullivan
2. 2019 to 2023 refers to calendar year ended with December 31
3. RMB translated into USD . USD/RMB exchange rate is quoted as 7.2672 as June 30, 2024 according to U.S. Federal Reserve statistics .

Insurance companies in China struggle with distribution power and resources in a rapidly expanding market

Slow moving and cumbersome

Single channel for acquiring customers
Limited growth in traditional customer acquisition
Slow response to market changes
Low efficiency and high cost of operation

Ineffective distribution channels

Unable to fulfill potential policy-buyers insurance needs
Lack of insurance channel insight and understanding
Limited scope of products and channel analysis tools
Distribution channel integration is limited by technology
Inefficient methodologies for offline to online conversion

Policy-buyers have poor accessibility

Unable to clarify insurance needs
Difficultly in insurance product comparison and comprehensive needs coverage

These challenges provide opportunity to profit from Leading's unique strengths

CONTENTS

Business model differentiation to developed markets

- The scale of the Chinese insurance market, combined with technology adoption and internet penetration, have provided Leading with a market opportunity that we believe is optimised through our B2B business model.

- In contrast with Western markets, new insurance contracts are often sourced through commercial partners tied to the underlying asset or service (our "channel partners").
  - Automotive companies and their dealer networks
  - Industrial equipment manufacturers
  - Banks, mortgage lenders and other financing firms

- In order to accelerate insurance product distribution scale, our business model ensures that scale is achieved on a "variable cost" of acquisition in conjunction with our sales channel partners.

- In a developed market, Insurance brokers will typically deploy fixed costs to acquire both B and C customers.

- Our business model enables us to connect B and C customers with Insurance carriers without the burden of fixed costs to connect the customers to the Insurance carriers.

- Typically, Insured customers will submit claims directly with the Insurance carrier, reducing a labor intensive cost burden on the brokerage intermediary.

Revenue and profit drivers

How we generate revenues

- Insurance carriers pay Leading a brokerage based on the Gross Premiums placed through the Sales Channels we connect with the Insurance carriers
- We increase our revenue through the acquisition of new channel partners leading to an increase in Gross premiums placed with Insurance carriers
- We diversify and optimise our distribution channels and facilitate the effective performance of channel partners through the identification of diversified insurance use cases
- Improved operational capability to capture business's online and offline insurance needs
- The scale of the market provides significant revenue growth opportunities

What drives our gross margin

- Scale economy from increase of Gross Written Premiums to gain more bargaining power with both insurance companies and channel partners
- Launch of new types of products and service with higher gross profit
- Risk identification and risk control to acquire higher-quality customers through insurance channel partners
- Increased operating efficiency and channel utilization through Research & Development to drive technological innovation

Competitive strengths

Proven capabilities in channel development & cooperation

- Proven capability to analyse use cases and develop sales channels (75+ sales channels).
- By expanding use cases, analyzing insurance demands and matching resources, Leading helps sales channels with policy conversion.
- Technology, solutions and operations reduce costs and increase efficiency.

Operational efficiency powered by technology and R&D investment

- Continuously optimized systems and technology platforms that can support horizontal and vertical expansion of the business.
- Continuous assessment of operational and risk control ensures stability and security of transactions.
- An experienced technology team for development frameworks and applications for technological trends.

Ability to offer both standardized and customized products

- Integrate insurance resources, gather standardized products and product portfolios to precisely match demand.
- Continuously optimize and upgrade the existing insurance product portfolio to form customized insurance product solutions that meet the comprehensive needs of specific use cases.
- Co-development of products with insurance partners based on market demands and research.

Extensive experience in insurance industry and professional teams

- Regulatory framework and compliance experience.
- Long-term cooperation with 60+ insurance companies and 300+ insurance branches.
- July 2021 to December 2024 cumulative insurance premium of over USD 1048.8 million[1].
- Management team has deep insight into the industry's development trends.

1. USD/RMB exchange rates are quoted as 6.4554, 6.9532, 7.2248 for the years ended June 30, 2022,2023 and 2024 according to U.S. Federal Reserve statistics..

Operating model


INSURANCE COMPANIES
Provide insurance products and portfolios
REGULATOR
Regulation compliance management
LEADING
Insurance Channel Specialist
Your Premium Partner
Service and product re-marketing
INDUSTRY AND PRODUCT AUDIENCE
OPERATION PLATFORM
PROPRIETARY TECHNOLOGY
Analyze channel needs to precisely match insurance products through analysis/prediction Product/service recommendations
SALES CHANNELS
INSURANCE CUSTOMERS
(Individuals, Enterprises)

Strong organic growth strategy

The following growth strategies will help the company realize sustainable growth:

Sales Channel

Operation and R&D

Products

Diversified development of sales channels

- Expand, integrate and optimize sales channels

Operation and R&D technology improvement

- Strengthen Leading's ability to be a "core platform" and efficiently serve the upstream and downstream

Insurance product optimization and upgrading

- Enlarge insurance coverage and insurance types based on demands

CONTENTS

Proposed structure and economic outcome

- Pro forma equity value of US$573mm and pro forma enterprise value of US$531mm.
- To drive organic growth, Leading Group and HAIA also aim to raise another US$50mm through private placement.
- Leading Group shareholders will roll 100% of their equity interest into the pro forma company and retain approximately 75% ownership post-transaction
- Leading Group plans to use the capital from the merger to fuel organic growth within China.

Estimated sources of Equity
US$ million

Sources of Equity [(2)(3)]	
Existing Leading Shareholder Equity	430
Existing HAIA Shareholder Equity[2]	59
Financial Advisor	34
PIPE[3]	50
Total	573

Pro forma valuation [(1-4)]
US$ million

Base share price at merger	US$10.00
LP shares outstanding (mm)	57
Pro forma equity value	573
Plus: debt [(5)]	9
Less: existing cash balance [(5-6)]	(1)
Less: net cash and cash equivalent to balance sheet [(6)]	(50)
Pro forma enterprise value	531[4]

Illustrative pro forma ownership


Existing Leading Shareholder Equity
Existing HAIA Sharholder Equity
Financial Advisor
PIPE
75%
10%
6%
9%

1. The calculations on this slide assume an implicit value of US$10.00 per HAIA Class A ordinary share, which is based on convention and is not indicative of the real value of each HAIA Class A ordinary share or the value which Leading attributes to each HAIA Class A ordinary share
2. Assume full redemption.
3. Pursuant to the Merger Agreement, in connection with the Business Combination, Leading Group shall use commercially reasonable efforts to obtain commitments from certain investors for PIPE **Investment at least fifty** million dollars ($50,000,000). As of today, HAIA and PubCo have not entered into any agreements relating to a PIPE Investment.
4. Exclude transaction expenses and fees
5. As reported on unaudited consolidated balance sheet of Leading as of December 31, 2024
6. Exclusive of outstanding expenses reflected on the unaudited consolidated balance sheet of Leading as of December 31, 2024 and audited balance sheet of HAIA as of December 31, 2024, and not including any expenses in connection with the proposed business combination

VIE - "Variable Interest Entity"


Leading Group Limited(1)
(Cayman Islands)
100%
Leading Group (BVI) Limited
(BVI)
100%
Leading Top HK Group Limited
(Hong Kong)
Offshore
100%
Onshore
Shanghai Meilding Digital Technology Co., Ltd.
("WFOE" in the PRC)
Mr. Haoqi Wang
100%
20%
100%
Shanghai Jingkun Information Technology Co., Ltd
(PRC)
Shanghai Handong Information Technology Co., Ltd
(PRC)
80%
100%
Subsidiaries
Tianjin Fengmai Information Technology Co., Ltd
(PRC)
100%
Beijing Dingli Insurance Brokerage Co., Ltd
(PRC)
Equity interest
Contractual arrangements
(1)After the combination, Leading Group Limited will become a 100% Subsidiary of Leading Partners Limited

- The VIE structure enables Chinese operating companies to access foreign capital that would otherwise not be available due to restrictions against foreign ownership in certain industries.
- In the Leading transaction, "VIE" means Shanghai Handong Information Technology Co., Ltd., consolidated through contractual arrangements.
- WFOE (100% owned by Leading) has entered into a series of contractual arrangements with the VIE and its shareholder: Mr. Haoqi Wang. The shareholder has pledged all of its equity interests in the VIE to guarantee the VIE and its shareholder's performance of their obligations under the relevant contractual arrangements.
- VIE shareholder cannot transfer the pledged equity interests or create any encumbrance on the pledged equity interests without the written consent of WOFE.
- Result is full governance control and transparency of financial performance up to the Leading Group.

CONTENTS

Historical and forecast financial summary

US$ millions	Fiscal years ended June 30,				
	2023A	2024A	2025E	2026E	2027E
Revenue	**$31.63**	**$50.90**	**$91.28**	**$168.57**	**$311.07**
% growth		*65.3%*	*79.3%*	*84.6%*	*84.0%*
Operating Costs	(30.81)	(49.72)	(86.55)	(159.28)	(295.77)
Gross Profit	**$0.82**	**$1.17**	**$4.73**	**$9.29**	**$15.30**
%margin	*2.6%*	*2.3%*	*5.2%*	*5.5%*	*4.92%*
Operating Expenses	(1.72)	(1.67)	(2.86)	(4.55)	(5.59)
EBIT	**(0.90)**	**(0.50)**	**1.87**	**4.74**	**9.71**
%margin	*n/m*	*n/m*	*2.1%*	*2.8%*	*3.1%*
Total other income/(loss)	(0.19)	(0.41)	(0.10)	0.00	(0.09)
Income tax expenses	(0.08)	(0.08)	(0.44)	(1.19)	(2.40)
Net (loss) /income	**(1.18)**	**(0.99)**	**1.33**	**3.56**	**7.21**

Note: Average USD/RMB exchange rates are quoted as 6.9532, 7.2248 respectively from FY2023 to FY2024 according to U.S. Federal Reserve statistics. USD/RMB exchange rates are quoted as 7.1000 respectively from FY2025 to FY2027.

Forward-Looking Statements

This Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Combined Company, Leading's ability to scale and grow its business, the advantages and expected growth of the Combined Company, the Combined Company's ability to source and retain talent, the cash position of the Combined Company following closing of the Business Combination, HAIA's and Leading's ability to consummate the Business Combination, and expectations related to the terms and timing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of HAIA's and Leading's management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of HAIA and Leading believes that it has a reasonable basis for each forward-looking statement contained in this Presentation, each of HAIA and Leading cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement on Form F-4 (the "Registration Statement") relating to the Business Combination, which has been filed with the SEC, subject to amendments from time to time, and other documents that may be filed by the Combined Company or HAIA from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither HAIA nor Leading can assure you that the forward-looking statements in this Presentation will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from HAIA's shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by HAIA's public shareholders, costs related to the Business Combination, the impact of the global COVID-19 pandemic, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties, including those to be included under the heading "Risk Factors" in the Registration Statement filed with the SEC and those included under the heading "Risk Factors" in HAIA's Annual Report on Form 10-K for the year ended December 31, 2023, and other filings with the SEC. There may be additional risks that neither HAIA nor Leading presently knows or that HAIA and Leading currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this Presentation represent the views of HAIA and Leading as of the date of this Presentation. Subsequent events and developments may cause those views to change. However, while HAIA and Leading may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of HAIA or Leading as of any date subsequent to the date of this Presentation. Except as may be required by law, neither HAIA nor Leading undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the Business Combination, the Registration Statement has been filed with the SEC, subject to amendments from time to time, which includes a preliminary proxy statement/prospectus of HAIA (a "Proxy Statement/Prospectus"). After the Registration Statement is declared effective by the SEC, a definitive Proxy Statement/Prospectus will be mailed to HAIA's shareholders as of a record date to be established for voting on the Business Combination, in connection with HAIA's solicitation for proxies for the vote by HAIA's shareholders in connection with the Business Combination and the other matters as described in the therein.

Before making any voting or other investment decisions, securityholders of HAIA and other interested persons are advised to read, when available, the preliminary Proxy Statement/Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus and any other documents filed in connection with the Business Combination, as these materials will contain important information about HAIA, Leading, the Combined Company and the Business Combination. Shareholders may also obtain a copy of the preliminary and definitive Proxy Statement/Prospectus to be included in the Registration Statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC, without charge, at the SEC's website located at www.sec.gov.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HAIA, Leading and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from HAIA's shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HAIA's shareholders in connection with the Business Combination will be set forth in the Proxy Statement/Prospectus included in the Registration Statement filed with the SEC in connection with the Business Combination. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Proxy statement/Prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the Proxy statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of HAIA or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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